AMENDMENT TO CERTIFICATE OF INCORPORATION

OF

MVP KIDS MEDIA, INC.

Pursuant to the provisions of Section 242 of Title 8, Chapter 1, Subchapter VIII of the Delaware Code, MVP Kids Media, Inc. (the "Corporation") hereby amends its Articles of Incorporation as follows:

Article 4 (a) is deleted in its entirety and replacing the deleted Article 4 (a) with the following:

The total number of shares of all classes of capital stock that the corporation is authorized to issue is Nine Million (9,000,000) shares of common stock, consisting of (a) Five Hundred Thousand (500,000) shares of Class A Voting Common Stock, par value of $0.00001 per share, (b) Three Million Five Hundred Thousand (3,500,000) shares of Class B Voting Common Stock, par value of $0.00001 per share, and (c) Five Million (5,000,000) shares of Class C Non-Voting Common Stock, par value of $0.00001 per share.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "MVP KIDS

MEDIA, INC." FILED IN THIS OFFICE ON THE FOURTH DAY OF

OCTOBER, A.D. 2022, AT 6:33 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

7067802   8100F
SR# 20223695040

Authentication: 204560062
Date: 10-05-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:33 PM 10/04/2022
FILED 06:33 PM 10/04/2022
SR 20223695040 - File Number 7067802

CERTIFICATE OF INCORPORATION
OF
MVP KIDS MEDIA, INC.

First: The name of the Corporation is: MVP Kids Media, Inc.

Second: Its registered office in the State of Delaware is to be located at:

3500 S. Dupont Highway
Dover, County of Kent, DE 19901

The registered agent in charge thereof is:

GKL Registered Agents of DE, Inc.

Third: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth:

(a) The total number of shares of all classes of capital stock that the corporation is authorized to issue is Four Million (4,000,000) shares of common stock, consisting of (a) Five Hundred Thousand (500,000) shares of Class A Voting Common Stock, par value of $0.00001 per share, (b) One Million (1,000,000) shares of Class B Voting Common Stock, par value of $0.00001 per share, and (c) Two Million Five Hundred Thousand (2,500,000) shares of Class C Non-Voting Common Stock, par value of $0.00001 per share

(b) *Voting Rights*.

(i) *Class A and Class B Voting Common Stock*. Except as otherwise required by the General Corporation Law of Delaware, the holders of the Class A and Class B Voting Common Stock shall possess exclusively all voting power of the corporation. Each holder of Class A Voting Common Stock shall have two (2) votes in respect of each share held by him, her, or it of record on the books of the corporation for the election of directors and on all matters submitted to a vote of stockholders of the corporation. Each holder of Class B Voting Common Stock shall have one (1) vote in respect of each share held by him, her, or it of record on the books of the corporation for the election of directors and on all matters submitted to a vote of stockholders of the corporation.

(ii) *Class C Non-Voting Common Stock*. Except as otherwise required by the General Corporation Law of Delaware, shares of Class C Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the corporation.

Fifth: The name and mailing address of the incorporator are as follows:

Melvin Sauder
650 East Redwood Place, Suite 3
Chandler, AZ 85286

Sixth: The Corporation is to have perpetual existence.

Seventh: To the furthest extent permitted by the General Corporation Law of Delaware, the Corporation is authorized to provide indemnification of, and advancement of expenses to, director, officers, employees, other agents of the Corporation and any other persons to which the General Corporation Law of Delaware permits the corporation to provide indemnification. No director will be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except as provided for in Section 102(b)(7) of the Delaware Code as now in force or as afterwards amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time or the repeal or modification.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 30th day of September, 2022.

By: M Sauder
Melvin Sauder, Incorporator

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A
CORPORATION PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is
    Arizona   .

2.) The jurisdiction immediately prior to filing this Certificate is Arizona   .

3.) The date the Limited Liability Company first formed is 05/27/2016   .

4.) The name of the Limited Liability Company immediately prior to filing this
    Certificate is MVP Kids Media, LLC   .

5.) The name of the Corporation as set forth in the Certificate of Incorporation is
    MVP Kids Media, Inc.   .

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf
of the converting Limited Liability Company have executed this Certificate on the
_____ day of _____, A.D. 2022   .

                              By:_____

                              Name: Melvin Sauder
                                         Print or Type

                              Title: Manager
                                         Print or Type